January 15, 2008

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Mail Stop CP/AD5

Attn: Mr. Doug Jones

Via EDGAR

Re:	TRB Systems International, Inc.
Form 10-KSB for the Year Ended June 30, 2007
Form 10-QSB for the Period Ended September 30, 2007
File Number: 333-07242

Dear Mr. Jones:

The purpose of this letter is to respond to your letter of December 5, 2007 with respect to the above-captioned filings. For ease of reference, your original comments are followed by our responses. We are concurrently filing Amendment No. 1 to Form 10-KSB for the year ended June 30, 2007 and Amendment No. 1 to Form 10-QSB for the quarter ended September 30, 2007.

Form 10-KSB for the Year Ended June 30, 2007

Form 10-QSB for the Period Ended September 30, 2007

Consolidated Balance Sheet

1.

We note your gross accounts receivable balance has not changed since June 30, 2006. Further, it appears virtually all of the balance pertains to license and distributor fees accumulated over several years prior to June 30, 2006. In this regard, it appears you should write off the entire accounts receivable balance due to uncertainty of collectibility. Accordingly, please amend the financial statements and related disclosures in your filings, or fully explain to us why this is not appropriate.

ANSWER:  The most of our licensees signed “Licensing Agreement” between 1998 and 1999. After 15 years development of our revolutionary technology in bicycle industry since normal bicycle invented 200 years ago, unfortunately, our first product on the market between March, 1999 and July, 1999 were defected on USA market.

And after 8 years continues refinement, correction and modification since defective problems, we are ready for new product to put on the market now. But because of our first time glaring failure experience, we are selling now domestic China and Korea first for the total test of strength, durance and quality through directly consumers before we explore to sell and market our products to advanced countries such as USA, Europe, Japan and etc. That is why our license is still waiting our product and “license Agreement” is still effected and all our Licensees paid down payment upon they signed license agreement. We can ask them the balance once we can supply our products to them which we will expect one or around July, 2008.

2.

Additionally, please note that revenue should only be recognized when, assuming all other revenue recognition criteria have been satisfied, collectibility is reasonably assured. Refer to SAB Topic 13.A.1 for guidance. Otherwise, revenue can only be recognized when collection becomes reasonably assured or occurs. Please acknowledge.

ANSWER:  The Company believes it met all the revenue recognition criteria.

3.

Based on the level of sales in the latest interim period, please substantiate for us that the carrying amount of inventories is not in excess of its fair value or levels reasonably needed to fulfill prospective sales. As part of your support, provide us with evidence of sales activity subsequent to September 30, 2007 that validates the carrying value and quantity of inventories. Additionally, tell us the age of the items in your inventories.

ANSWER:  Because the Company inventory is durable good as opposed to being perishable, there’s no possibility of obsolescence even though the sales activity subsequent to September 30, 2007 was minimal to the same low level of first quarter ended September 30, 2007.  Inventory has been also sold in the show and exhibition at the full market price further indicating that there is no problem with write off.

4.

Based on your disclosure in the notes to the financial statements, it appears that a $200,000 liability should be recorded for the initial patent rights payable to ABL, despite that its payment has been deferred, offset as appropriate by the associated “indebtedness of related party.” Please amend the financial statements and related disclosures in your fillings accordingly.

ANSWER:  Please note that the requested revision to state recognition of $ 200,000 liability and offset by the associated “ indebtedness  of related party”  After such offset, the net results is $ 499,783 in the year ended June 30, 2007 “Indebtness to related party” and increase of patent expense in the amount of $ 200,000 in the statement  of operations in the fiscal year 2007.

5.

If you believe that a liability for the patent rights payable is not appropriate, fully explain to us the basis for your belief. In conjunction with this, fully explain to us why the carrying amount of the indebtedness of related party should not be written off due to uncertainty associated with the value of the patent to which it relates in generating future sales for you that brings into question the recoverability of this receivable

ANSWER:  We amended the financial statements and related disclosures in our filings accordingly.

6.

The notes to the financial statements indicate that organization costs have been deferred and are being amortized. In this regard, please amend the financial statements and related disclosures in your filings to write off any unamortized balance for organization costs therein, as organization costs should be immediately expensed pursuant to SOP 98-5.

ANSWER:  The Company has no balance in the organization costs or loan closing costs and in-force leasehold costs, neither related amortization expense during the periods relevant. “ Note 2-K Intangible Assets” in the notes to Consolidated Financial Statement for the year ended June 30, 2007 ,  were merely presented as Company’s accounting policies. We have removed “Note 2-K’s ” from the notes to Amended Consolidated Financial Statements.

7.

It appears from your operating history and disclosures that it is more likely than not that all of your deferred tax assets will not be realized. Accordingly, please amend the financial statements and related disclosures in your filings to include a full valuation allowance against deferred tax assets reported pursuant to paragraph 17(e) of FAS 109.

ANSWER:  We believe the Company will finally begin to have strong sales on domestic and export fronts which will likely materialize from June 2008. We are currently negotiating major sales deals and there’s no definite indication that this endeavor cannot be achieved. Substantial and steady increase in sales and resulting profit will sufficiently offset the accumulated net operating loss before its expiration date.

8.

Please amend your filings to disclose in the notes to the financial statements the interest rates and due dates associated with your noted payable and convertible debt. Include whether or not such obligations are in default, and the consequences to you of any default.

ANSWER:  Please note that the requested revision in the notes to the financial statements of both periods.

9.

Please amend your filings to disclose in the notes to the financial statements the circumstances in which “customer advances” are to be applied, and whether or not they are refundable and the basis for such.

ANSWER:  Please note that the requested revision in the notes to the financial statements of both periods.

10.

Since judgment has been rendered and associated amounts are currently payable, please amend the financial statements and related disclosures in your filings to classify “legal judgments payable” as current liabilities pursuant to paragraph 7 of Chapter 3 of ARB 43. Note that classification is based upon when due, not on the timing of ability to pay.

ANSWER:  Please note that the requested revision in the notes to the financial statements of both periods.

11.

Given the lack of related sales activity and collectibility of related amounts over an extended period of time, please amend your filings to disclose in the notes to the financial statements why the license and distributor agreements are substantive and enforceable.

ANSWER:  When all our licensees signed “License Agreement”, all of them paid minimum 10% to 50% down payment of license fee when they signed “License Agreement”. If they give up their “License Agreement”, they will loose automatically their right along with their down payment, too.

12.

For product sales reported in fiscal years 2006, 2007 and 2008, please tell us if any were to related parties, and if so, the names of such parties. Provide us with persuasive evidence that sale arrangements were entered into in support of the sales for each of these periods and the principal terms and conditions of the sales. Further, tell us whether you have collected any cash for the sales, and if so, the amount collected and when.

ANSWER:  There were no sales to related parties during the aforementioned fiscal years. They were sold to bike distributors, department stores or sporting goods stores in China, principally and Korea.  The terms of sales was either in letters of credit, cash or on terms which were all collected to date.

13.

Please amend your filings to disclose in the notes to the financial statements your revenue recognition accounting policy for product sales, including return, refund, warranty and payment provisions associated with such sales. Include how each of the recognizing revenue in your circumstances.

ANSWER:  Please note that the requested revision in the notes to the financial statements of both periods.

14.

Please fully and clearly explain to us the reason for the relatively nominal amount of product sales reported in the interim period ended September 30, 2007 and the relative significant decrease from product sales recorded in fiscal 2007. Tell us if any of your products are not suitable for marketing in that they continue to be subject to development and testing or are not capable of performing as planned and the reason therefore.

ANSWER:  Up to 6/30/07, we dedicated to developing and manufacturing completely assembled bikes only, using its patented innovative technology that is unique to the outdoor and indoor cycling industry and fitness markets along with six different pedaling motions, but this new product require lots of budget for the marketing, consumer recognition and PR. Lately, after substantial research and development efforts, we are successfully rolling out the one and only the Uni-Set Parts in the world.

Toward end of year 2007, we are ready to supply this revolutionary new product to the Conventional Bicycle Manufacturers or Consumers.

Now, if you change the BB-Set of normal bike to our Uni-Set by do-it-yourself or through bike dealer, you can ride conventional 360° rotating motion plus the 5-more different pedaling motions.

As results of this break-through, we are now concentrating to sell and market this new Uni-Set Parts instead of completely assembled bikes. Therefore, it is easier to market and sell these new products which does not require big marketing budget as previously.

15.

We note your disclosure in note 2.b of the notes to the financial statements that you consider your operations to be still in the development stage. If it is true that you have not yet commenced your planned principal operations, please explain to us why you have not presented the financial statements for the period ended September 30, 2007 and for the year ended June 30, 2007 as a development stage enterprise in accordance with paragraphs 11-13 of FAS 7.

ANSWER:  Please note that the notes 3.b to the financial statements as restated were revised to remove “still in the development stages” to correct to the Company’s current being in active sales stage.

16.

If it is appropriate to present your financial statements as a development stage enterprise, please note that your independent accountant is required to have an association with cumulative data presented from the date of inception for all periods reported so long as you are in the development stage. Therefore, the report of your independent accountant in the Form 10-KSB for the year ended June 30, 2007 is required to make reference to this cumulative data.

ANSWER:  Please note that the notes 3.b to the financial statements as restated were revised to remove “still in the development stages” to correct to the Company’s current being in active sales stage.

Form 10-QSB for the Period Ended September 30, 2007

17.

Refer to the second paragraph of note 2.a of the notes to the financial statements. Please amend your filings to disclose your definition of “capital requirements” and the basis for your belief in regard to the sufficiency of cash and cash equivalents in meeting such anticipated requirements. Additionally, quantify the capital requirements anticipated and the timing of when you expect such expenditures.

ANSWER:  Please note that the requested revision in the notes to the financial statements of both periods.

Form 10-KSB for the Year Ended June 30, 2007

Report of Independent Registered Public Accounting Firm

18.

We note within the report the reference to the audit of another accountant for the prior year. Accordingly, the separate report of the other account must also be included in your filing pursuant to Rule 2-05 of Regulation S-X. Please amend your filing to include this report.

ANSWER:  Please note that the requested inclusion to the financial statements of June 30, 2007.

We acknowledge the following:

o

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please contact me at the fax number 011-86-22-2324-2400 if you have any questions or require additional information.

Sincerely,

/s/ Byung Yim
Byung Yim, President, Chief Executive Officer and Chief Financial Officer
TRB Systems International Inc.